June 22, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:                      Jim B. Rosenberg
               Senior Assistant Chief Accountant

Re:          Matria Healthcare, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-20619

Dear Mr. Rosenberg:

The following is Matria Healthcare, Inc.’s (the “Company”) response to the Staff’s comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 transmitted by the Staff on May 23, 2007.

Comment No. 1.

Based on your discussion of revenue here, it appears that you have several distinct lines of services that are provided such as maternity management and disease and condition management. Please provide in disclosure type format a discussion of these revenues by distinct classes of service or explain why such a discussion is not warranted in the notes to your financial statements. Refer to paragraph 37 of SFAS 131.

Response:

The Company proposes to prospectively provide disclosure regarding the amount of revenue of each service or group of services in the Notes to Consolidated Financial Statements in its annual report filed on Form 10-K and quarterly reports filed on Form 10-Q. Such disclosure would be similar to the following:

	Years Ended December 31,
	2006	2005	2004

Disease and Condition Management	$209,205	$72,519	$52,387
Wellness	19,433	4,875	-
Maternity Management	107,501	101,837	92,700
Total Revenue	$336,139	$179,231	$145,087

Comment No. 2.

Please provide to us a more detailed discussion of how you determine that the “make-whole payment” associated with the conversion of the notes described on page 26 should not be reflected in the statement of operations including a discussion of how the payment was determined. Include a detailed discussion of the path through the literature that supports this conclusion with references to the specific paragraphs of that literature. Also explain to us why you do not include a discussion of this conversion in the notes to your financial statements.

Response:

In connection with its Annual Report on Form 10-K for the year ended December 31, 2005, the Company concluded that there was no recognition of gain or loss for the satisfaction of the “make whole payment” which was paid in connection with the redemption of the Company’s convertible notes in 2005. The conversion of the notes into equity was pursuant to the original terms of the indenture governing the convertible notes. In other words, the Company did not provide any additional inducement to the holders of the convertible notes to convert beyond the original terms of the indenture governing the convertible notes.

SFAS 84, Induced Conversions of Convertible Debt, paragraph 22 and 23 states…………

“….Therefore, this Statement requires no recognition of gain or loss with respect to the shares issuable pursuant to the original conversion privileges of the convertible debt when additional securities or assets are transferred to a debt holder to induce prompt conversion of the debt to equity securities.

In a conversion pursuant to original conversion terms, debt is extinguished in exchange for equity pursuant to a preexisting contract that is already recognized in the financial statements, and no gain or loss is recognized upon conversion.  Unlike a conversion pursuant to original terms, in an induced conversion transaction, the enterprise issues securities or pays assets in excess of those provided in the preexisting contract between the parties….”

The Company proposes that it prospectively provide disclosure in the Notes to Consolidated Financial Statements in its annual report filed on Form 10-K similar to that provided in the Management’s Discussion & Analysis section of its annual report filed on Form 10-K for the year ended December 31, 2006.

Comment No. 3.

Please provide in disclosure-type format a revised contractual obligation table that includes interest expense on your Long-term debt obligations as it would appear that these liabilities represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

Response:

Below is a revised contractual obligation table that includes interest expense on our Long-term debt obligations.

	Payments Due by Year
	Total	2007	2008-2009	2010-2011	Thereafter
Long-term debt obligations	$373,874	$25,959	$49,457	$269,843	$28,615
Capital lease obligations	144	127	17	-	-
Operating lease obligations	31,450	8,539	14,427	5,011	3,473
Other long-term obligations	6,981	3,343	2,606	1,032	-
Acquisition obligations	54,223	54,223	-	-	-
	$466,672	$92,191	$66,507	$275,886	$32,088

The Company proposes that it prospectively include interest expense on its long-term debt in its contractual obligations table in its annual report filed on Form 10-K and quarterly reports filed on Form 10-Q.

Comment No. 4.

With regard to the acquisition of CorSolutions, please provide in disclosure-type format a more robust discussion of how the estimated fair values of the amortizable intangible assets were determined. Also explain why the amount allocated to goodwill was so significant in relation to the amounts allocated to the intangible assets. Refer to paragraph 51b of FAS141.

Response:

The Company determined the estimated fair value of the amortizable intangible assets of CorSolutions in accordance with SFAS 141 – Business Combinations. The Company considered three generally accepted approaches to valuation in its analysis of the value of each asset. The three generally accepted valuation approaches are the income, cost, and market approaches. The Company selected the method or methods most appropriate for valuing each asset analyzed. Each of these approaches is discussed below.

Income Approach—Discounted Cash Flow Method (“DCF”)

DCF analysis rests on the following assumptions:

• An asset is worth today what it can generate in future cash to its owners;
• Cash received today is worth more than an equal amount of cash received in the future; and
• Future cash flows can be reasonably estimated.

Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the time value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by Company management. A discount rate appropriate for the degree of risk inherent in that cash flow stream is established. The cash flows are then discounted to their present value equivalents using the discount rate.

Income Approach—Relief-from-Royalty Method

Under the relief-from-royalty method, the value of an asset is equal to the royalty that would have to be paid for the right to use the asset, if it were not acquired. A royalty rate is selected relying upon management’s judgment regarding the importance of the asset, the effectiveness of constraints imposed by competing assets, the ability of competitors to produce similar assets, the market licensing rates for similar assets, and other factors. The royalty rate is applied to the expected revenues generated or associated with the asset, and the hypothetical royalties are then discounted to their present value equivalents using the appropriate discount rate.

Market Approach—Comparable Transactions Method

The comparable transactions method uses data on actual prices paid for assets that have highly similar functional and/or technical attributes to the subject asset. Using such data, relevant market multiples or ratios of the total purchase price paid are developed and applied to the subject asset. Since no two assets are perfectly comparable, premiums or discounts may be applied to the subject asset given its attributes and other factors.

Cost Approach—Avoided Cost Method

This method involves calculating the costs avoided by the acquiring company when obtaining a pre-existing, fully functional asset rather than incurring the costs to build or assemble the asset. The savings realized may include actual as well as opportunity costs associated with avoided productivity losses.

In connection with the Company’s acquisition of CorSolutions, the amount of the purchase price allocated to goodwill was so significant in relation to the amounts allocated to the intangible assets because of a variety of factors, including, but not limited to:

•
A significant amount of competition within the disease management industry comes from market participants of similar size or less than either CorSolutions or Matria before the acquisition of CorSolutions.  Therefore, the combination of these two companies results in a business of significantly larger revenue than these other competitors, making it more difficult to match our combined market presence and providing a clear advantage in winning new business.

•	The acquisition expands the Company’s presence in the health plan market.
•	The acquisition presents an opportunity for significant operating margin improvement due to synergies in the cost of delivering services and in general and administrative expenditures.

Comment No. 5.

Regarding your reference to valuation calculation being “determined with the assistance of an independent third-party valuation firm”, please tell us that you will provide such firm’s name and consent or delete the reference in future filings on Form 10-K or any registration statement filed with the Commission.

Response:

The Company will provide the independent third-party valuation firm’s name, Taylor Consulting Group, and their consent in future filings on Form 10-K or any registration statement filed with the Commission.

In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

Very truly yours,

Jeffrey L. Hinton
Senior Vice President and Chief Financial
Officer